UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza

Atlanta, Georgia  30313

(Address of the plan and address of issuer’s principal executive offices)

CARIBBEAN REFRESCOS, INC.

THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009

and for the Year Ended December 31, 2010

with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009

and for the Year Ended December 31, 2010

BANKS, FINLEY, WHITE & CO.

CERTIFIED PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of

Caribbean Refrescos, Inc.

Caribbean Refrescos, Inc.

Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 29, 2011

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
ASSETS

Investments (Notes 3 and 4)	$32,007,058	$29,618,086
Notes receivables from participants	713,152	798,296
Due from broker for securities sold	277,476	—

NET ASSETS AVAILABLE FOR BENEFITS	$32,997,686	$30,416,382

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$3,544,040
Dividend income from common stock	631,939
Interest and dividend income	52,280
Total investment income	4,228,259

Interest from participant loans	36,511

Contributions:
Employer	599,259
Participants	1,412,184
Total contributions	2,011,443

Total additions	6,276,213

Deductions from net assets:

Distributions to Participants	3,685,073
Administrative expenses	9,836

Total deductions	3,694,909

Net increase in net assets available for benefits	2,581,304

Net assets available for benefits, beginning of year	30,416,382

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$32,997,686

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 1 — Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 1994 (the “Code”).  Participants are fully vested in their contributions and the Company contributions immediately.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars.  “Before-Tax” contributions are not subject to current income taxation. Participants may contribute to the Plan on a “Before-Tax” basis up to $9,000 of their annual compensation subject to certain limitations imposed by the Code.  In addition to “Before-Tax” contributions, Participants may contribute on an “After-Tax” basis up to 10% of their annual compensation.  Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows Participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

All contributions are paid to a trustee and are invested as directed by Participants.  Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to Participant loans:

(a)         The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)        The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)         The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.

(d)        The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, upon death of a Participant, the surviving spouse or other designated beneficiary may choose to receive payments, up to a maximum of 10 annual installments, from the Plan. Participants may elect to receive in-service withdrawals from their After-Tax account balances.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan.  Banco Popular de Puerto Rico is the trustee of the Plan.  Merrill Lynch, Pierce, Fenner & Smith Inc. is the custodian of the Plan (the “Custodian”), who performs custodial and recordkeeping services.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time.  In the event of termination, the Committee may either:

(a)         continue the Trust for as long as it considers advisable, or

(b)        terminate the Trust, pay all expenses from the Trust Fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Recent Accounting Standards or Updates

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. This accounting guidance is required to be applied to all prior periods presented. The Plan adopted this new guidance in its December 31, 2010 financial statements.  Participant loans of $798,296 for the year ended December 31, 2009 were reclassified from investments to notes receivable from participants.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2010 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$21,552,515	$—	$—	$21,552,515
Collective trust funds	—	352,223	—	352,223
Mutual funds	2,244,269	—	—	2,244,269
International equity securities:
Mutual funds	234,663	—	—	234,663
Collective trust funds	—	248,811	—	248,811
Allocation funds:
Mutual funds	264,396	—	—	264,396
Fixed income securities:
Mutual funds	806,253	—	—	806,253
Money market funds	—	6,303,928	—	6,303,928
Total investments	$25,102,096	$6,904,962	$—	$32,007,058

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Fair Value Measurements (Continued)

The fair values of investments as of December 31, 2009 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$19,750,331	$—	$—	$19,750,331
Collective trust funds	—	262,186	—	262,186
Mutual funds	2,316,156	—	—	2,316,156
International equity securities:
Mutual funds	208,547	—	—	208,547
Collective trust funds	—	307,521	—	307,521
Allocation funds:
Mutual funds	412,310	—	—	412,310
Fixed income securities:
Mutual funds	686,134	—	—	686,134
Money market funds	—	5,674,901	—	5,674,901
Total investments	$23,373,478	$6,244,608	$—	$29,618,086

The investment in common stock of The Coca-Cola Company is valued at the closing price per share on the New York Stock Exchange and is classified as Level 1.

The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds.  These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and are actively traded.  These investments are classified as Level 1.

Collective trust funds are similar to mutual funds, with an investment manager and written investment objective, but are not open to the public.  Collective trust funds are formed by combining investments of institutional investors, such as pension plans, to result in cost savings over other investment structures such as mutual funds.  The Plan’s collective trust funds consist of a small cap value equity trust with an investment objective of long-term capital appreciation and an international equity trust with an investment objective of total return through capital appreciation and current income.  The collective trusts funds have no redemption restrictions or unfunded commitments. The collective trust funds redemption frequency is daily and there is no redemption notice.  These funds are valued based on NAV determined by the investment manager based on the fair value of the underlying assets net of liabilities divided by the number of outstanding units of the trust on its valuation date. The Plan’s collective trust funds are classified as Level 2.

Money market funds are stated at cost plus accrued interest, which approximates fair value.  The Plan’s money market funds are classified as Level 2.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values.  The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4 — Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 was as follows:

	2010	2009
Common stock of The Coca-Cola Company	$21,552,515	$19,750,331
BlackRock FFI Government Fund	$6,303,928	$5,421,185

During the year ended December 31, 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock of The Coca-Cola Company	$3,064,417
Mutual funds	370,028
Collective trust funds	109,595
Net appreciation in fair value of investments	$3,544,040

Note 5 — Transactions with Parties-in-Interest

During the year ended December 31, 2010, the Plan had the following transactions relating to common stock of
The Coca-Cola Company:

	Shares	Fair Value
Purchases	109,139	$6,087,101
Sales	127,941	7,349,334
Dividends received	N/A	631,939

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2010	327,695	$21,552,515
December 31, 2009	346,497	$19,750,331

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5 — Transactions with Parties-in-Interest (Continued)

The Plan’s investment in the Government Fund is managed by BlackRock, Inc., an affiliate of the Custodian.  Therefore, transactions in this fund qualify as party-in-interest.

Note 6 — Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 7 — Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 8 — Subsequent Events

Plan management have evaluated material events and transactions that have occurred after the balance sheet date and concluded that no subsequent events have occurred through June 29, 2011, the date the financial statements were issued, that require adjustment to or disclosure in these financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	FFI Government Fund	$6,303,928

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	21,552,515

	COLLECTIVE TRUST FUNDS:

	Invesco	Structured Small Cap Value Equity Trust	352,223

	Invesco	International Equity Trust	248,811

	Total Collective Trust Funds		601,034

	MUTUAL FUNDS:

	Dodge & Cox	Income Fund	168,901

	Dodge & Cox	International Stock Fund	122,941

	Janus	Overseas Fund	111,722

	Janus	Perkins Mid Cap Value Fund	131,585

	Invesco	Basic Balanced Fund	194,316

	Invesco	Basic Value Fund	274,049

	Invesco	Dynamics Fund	745,525

	Invesco	Global Growth Fund	344,779

	Invesco	Income Fund	121,111

	Invesco	Large Cap Growth Fund	493,874

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	Invesco	U.S. Government Fund	685,142

	T. Rowe Price	Equity Index 500 Fund	85,556

	T. Rowe Price	Retirement Income Fund	2,964

	T. Rowe Price	Retirement 2015 Fund	25,951

	T. Rowe Price	Retirement 2020 Fund	759

	T. Rowe Price	Retirement 2025 Fund	6,877

	T. Rowe Price	Retirement 2030 Fund	10,940

	T. Rowe Price	Retirement 2035 Fund	6,107

	T. Rowe Price	Retirement 2040 Fund	10,244

	T. Rowe Price	Retirement 2045 Fund	3,416

	T. Rowe Price	Retirement 2050 Fund	2,822

	Total Mutual Funds		3,549,581

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from 4.25% to 10.5%. Maturities through 2015.	713,152

	TOTAL ASSETS (HELD AT END OF YEAR)		$32,720,210

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)

By:	/s/ Cándido Collazo
Cándido Collazo
Chairman, Thrift Plan Committee of Caribbean Refrescos, Inc.

Date:  June 29, 2011

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm